Exhibit 99.1

CIBC Obtains Issuer Bid Exemption Order to Permit Purchases by Way of Private Agreement

TORONTO, Jan. 5, 2016 /CNW/ - CIBC (TSX: CM) (NYSE: CM) announced today that the Ontario Securities Commission has issued an issuer bid exemption order (the "Order") permitting CIBC to make private agreement purchases of CIBC's common shares (the "Common Shares") from an arm's length third-party seller.  The Toronto Stock Exchange has also accepted an amended notice of CIBC's intention to make a normal course issuer bid (the "NCIB") to permit CIBC to make purchases of Common Shares by way of private agreement under the Order.  Any purchases of Common Shares made by way of private agreement under the Order will be at a discount to the prevailing market price and may be made in one or more tranches.  The purchases must otherwise comply with the terms of the Order, including that: only one such purchase is permitted per calendar week; any such purchase must occur prior to March 29, 2016; and the maximum number of Common Shares which may be purchased by way of all such private agreements cannot exceed 2,666,667, being one-third of the total number of Common Shares which may be purchased under the NCIB.

All Common Shares purchased by way of private agreement made pursuant to the Order will reduce the number of Common Shares that CIBC is permitted to purchase under the NCIB.  Information regarding each purchase, including the number of Common Shares purchased and aggregate price paid, will be available on the System for Electronic Document Analysis and Retrieval (SEDAR) at www.sedar.com following the completion of any such purchase.

A NOTE ABOUT FORWARD-LOOKING STATEMENTS: From time to time, we make written or oral forward-looking statements within the meaning of certain securities laws, including in this press release report, in other filings with Canadian securities regulators or the U.S. Securities and Exchange Commission and in other communications. These statements include, but are not limited to, statements about our potential normal course issuer bid purchases and about our financial condition, priorities, targets, ongoing objectives, strategies and outlook. Forward-looking statements are subject to inherent risks and uncertainties that may be general or specific. A variety of factors, many of which are beyond our control, could cause actual results to differ materially from the expectations expressed in any of our forward-looking statements, including general business and economic conditions worldwide; amendments to, and interpretations of, risk-based capital guidelines; and changes in monetary and economic policy.  We do not undertake to update any forward-looking statement except as required by law.

About CIBC

CIBC is a leading Canadian-based global financial institution with 11 million personal banking and business clients. Through our three major business units - Retail and Business Banking, Wealth Management and Capital Markets - CIBC offers a full range of products and services through its comprehensive electronic banking network, banking centres and offices across Canada with offices in the United States and around the world. You can find other news releases and information about CIBC in our Media Centre on our corporate website at www.cibc.com/ca/media-centre/.

SOURCE CIBC - Investor Relations

%CIK: 0001045520

For further information:

Investor & Financial Communications

Erica Belling
416-594-7251
erica.belling@cibc.com

CO: CIBC - Investor Relations

CNW 17:30e 05-JAN-16